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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                     BALLY TOTAL FITNESS HOLDING CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05873K108
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 05873K108                                      Page  2  of  8  Pages
                                                             -----  -----
-----------------------                                 ------------------------
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas Levine
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
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  3  SEC USE ONLY

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  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                      5   SOLE VOTING POWER
                          2,180,348
   NUMBER OF        ------------------------------------------------------------
    SHARES            6   SHARED VOTING POWER
 BENEFICIALLY             100,000
   OWNED BY         ------------------------------------------------------------
     EACH             7   SOLE DISPOSITIVE POWER
   REPORTING              2,180,348
    PERSON          ------------------------------------------------------------
     WITH             8   SHARED DISPOSITIVE POWER
                          100,000
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,280,348
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      7.1%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IN
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                                  SCHEDULE 13G

-----------------------                                 ------------------------
CUSIP NO. 05873K108                                      Page  3  of  8  Pages
                                                             -----  -----
-----------------------                                 ------------------------
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Doug and Kaisa Levine Family Support Foundation
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER
                           100,000
   NUMBER OF        ------------------------------------------------------------
    SHARES             6   SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY         ------------------------------------------------------------
     EACH             7   SOLE DISPOSITIVE POWER
   REPORTING              100,000
    PERSON          ------------------------------------------------------------
     WITH             8   SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100,000
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.3%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

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ITEM 1(a).     NAME OF ISSUER:

               Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company").

ITEM 1(b).     ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive office of the Company is located at 8700 West Bryn Mawr Avenue, Chicago, IL 60631.

ITEM 2(a)      NAMES AND PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:
  and (b).

               1.   Douglas Levine
                    17 E. 17th St., Apt. 7
                    New York, NY  10013

               2. Douglas and Kaisa Levine Family Support Foundation (the "Foundation")
                    c/o Jonathan Lowe, United Jewish Foundation of Metropolitan Detroit
                    P.O. Box 2020
                    Bloomfield Hills, MI  48303-2030

ITEM 2(c).     CITIZENSHIP:

               1.   Douglas Levine - United States of America.
               2.   The Foundation - Michigan.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(e).     CUSIP NUMBER:

               05873K108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

               1.   Douglas Levine

                    (a) Amount beneficially owned: 2,280,348 shares*. Includes 267,614 shares of Common Stock (the "Escrow Shares") held in escrow pursuant to the terms of an escrow agreement, dated December 31, 2001, among the Company, Mr. Levine and the other former stockholders of Crunch

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                          Fitness International, Inc., a Delaware corporation
                          ("Crunch"), party thereto, Marlin Holdings, Inc., and Bank of New York, as escrow agent. Pursuant to the terms of such escrow agreement, Mr. Levine and the other former stockholders of Crunch deposited with Bank of New York, the escrow agent, a portion of their shares of Common Stock, acquired in connection with the merger of Crunch with and into a wholly-owned subsidiary of the Company (the "Merger"), in order to provide security for indemnity payments obligated to be made by such stockholders pursuant to such Merger. Mr. Levine disclaims beneficial ownership of the Escrow Shares.

                          Mr. Levine may be deemed to have shared voting and dispositive power of the 100,000 shares of Common Stock beneficially owned by the Foundation and disclaims beneficial ownership over any shares held by the Foundation.

                    (b)   Percent of class: 7.1%**

                    (c)   Number of shares as to which such person has:

                          (i)     Sole power to vote or to direct the vote:
                                  2,180,348 shares. Pursuant to the terms of the Merger, for a period of five years following December 31, 2001, Mr. Levine must vote all of his 2,180,348 shares of Common Stock reported herein in favor of all matters recommended by the Board of Directors of the Company in any matter requiring shareholder approval.

                          (ii)    Shared power to vote or to direct the vote:
                                  100,000

                          (iii) Sole power to dispose or to direct the disposition of: 2,180,348 shares

                          (iv) Shared power to dispose or to direct the disposition of: 100,000

               2.   The Foundation

                    (a)   Amount beneficially owned: 100,000 shares
                    (b)   Percent of class: 0.3%**
                    (c)   Number of shares as to which such person has:

                          (i)     Sole power to vote or to direct the vote:
                                  100,000 shares

                          (ii)    Shared power to vote or to direct the vote: 0

                          (iii) Sole power to dispose or to direct the disposition of: 100,000 shares

                          (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH


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               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------

* Excludes 8,437 shares of Common Stock held by Douglas Levine for the benefit of the former stockholders of Crunch, in connection with the merger of Crunch with and into a wholly-owned subsidiary of the Company. Mr. Levine disclaims beneficial ownership of such shares.

** Based upon an aggregate of 32,050,632 shares of Common Stock outstanding at December 31, 2001, including 29,059,181 shares of Common Stock outstanding at October 31, 2001 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and an additional 2,991,451 shares of Common Stock issued and outstanding at December 31, 2001 as reported by the Company in its Supplement to a Prospectus on Form S-4, dated December 31, 2001.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2002



                                     /s/ Douglas Levine
                                     -----------------------------------------
                                     Douglas Levine, individually


                                     DOUGLAS AND KAISA LEVINE
                                     FAMILY SUPPORT FOUNDATION


                                 By: /s/ Douglas Levine
                                     -----------------------------------------
                                     Name:  Douglas Levine
                                     Title: President

                       SCHEDULE 13G JOINT FILING AGREEMENT

     The undersigned hereby agree to the joint filing of this Schedule 13G and any amendments thereto on behalf of each of the undersigned.

     The undersigned are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This joint filing agreement (the "Agreement") may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have either signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: January 7, 2002


                                     /s/ Douglas Levine
                                     -----------------------------------------
                                     Douglas Levine, individually


                                     DOUGLAS AND KAISA LEVINE
                                     FAMILY SUPPORT FOUNDATION


                                 By: /s/ Douglas Levine
                                     -----------------------------------------
                                     Name:  Douglas Levine
                                     Title: President